*KH 3/11

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-26486

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/14 (MM/DD/YY) AND ENDING 12/31/14 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PFS Investments Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 Primerica Parkway
(No. and Street)

Duluth (City) GA (State) 30099 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Sharon Grubenhoff (470) 564-6201
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KPMG, LLP
(Name – *if individual, state last, first, middle name*)

303 Peachtree Street, N.E., Suite 2000 (Address) Atlanta (City) GA (State) 30308 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

KH 3/11

OATH OR AFFIRMATION

I, Sharon Grubenhoff, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PFS Investments Inc., as of December 31, 2014, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
JUDY TROLLINGER
Notary Public, Georgia
GWINNETT COUNTY
My Commission Expires
August 6, 2015

Signature

CFO / Treasurer

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [redacted] (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [redacted] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2014

(With Report of Independent Registered Public Accounting Firm Thereon)

KPMG LLP
Suite 2000
303 Peachtree Street, N.E.
Atlanta, GA 30308-3210

Report of Independent Registered Public Accounting Firm

The Board of Directors
PFS Investments Inc.:

We have audited the accompanying statement of financial condition of PFS Investments Inc. (the Company) (a wholly owned subsidiary of Primerica Finance Corporation) as of December 31, 2014 (the financial statement). The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of PFS Investments Inc. as of December 31, 2014, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

Atlanta, Georgia
February 27, 2015

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)

Statement of Financial Condition

December 31, 2014

Assets

Cash and cash equivalents	$	33,866,212
Restricted cash		208,958
Securities owned, at fair value (cost $7,710,301 in 2014)		7,710,514
Distribution costs receivable		2,043,239
Due from mutual funds		4,955,754
Accounts receivable from representatives		1,470,029
Receivables from affiliates		2,248,445
Contract buyout, net of accumulated amortization of $16,549,724		4,100,577
Accrued interest income		6,333
Furniture, equipment, and leasehold improvements, at cost, net of accumulated depreciation and amortization of $1,093,988		54,937
Tax indemnification asset		1,319,116
Deferred tax asset		3,662,392
Other assets		9,488,646
Total assets	$	71,135,152

Liabilities and Stockholder's Equity

Liabilities:		
Unpresented checks	$	1,294,953
Commissions payable to representatives		9,127,352
Payables to affiliates		6,300,081
Income taxes payable		2,805,339
Accounts payable and accrued expenses		10,689,147
Other liabilities		527,150
Commitments and contingent liabilities		
Total liabilities		30,744,022
Stockholder's equity:		
Common stock, $0.10 par value. Authorized, 100,000 shares; issued and outstanding, 25,500 shares		2,550
Additional paid-in capital		37,209,961
Retained earnings		3,178,619
Total stockholder's equity		40,391,130
Total liabilities and stockholder's equity	$	71,135,152

See accompanying notes to statement of financial condition.

PFS INVESTMENTS INC.
(A Wholly Owned Subsidiary of Primerica Finance Corporation)
Notes to Financial Statements
December 31, 2014

(1) Description of Business, Basis of Presentation, and Summary of Significant Accounting Policies

Description of Business

Since April 1, 2010, PFS Investments Inc. (the "Company") has been a wholly owned subsidiary of Primerica Finance Corporation, which is a wholly owned subsidiary of Primerica Inc. (the "Parent"). The Company is a registered broker-dealer under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and functions as an introducing broker-dealer under the rules of the Financial Industry Regulatory Authority ("FINRA"). The Company's approximately 16,900 registered representatives primarily distribute mutual funds from five asset management firms. In these relationships, the Company receives dealer reallowances and 12b-1 trailer fees and, in turn, pays commissions to its representatives (i.e. agents).

In 2011, the Company became a registered investment adviser in the United States and introduced a managed accounts program consisting of five portfolio models. The Company has a contractual arrangement with a third-party registered investment adviser to handle certain functions, including fund selections and modeling. Primerica Shareholder Services ("PSS"), an affiliated registered transfer agent, serves as the transfer agent for the program. The Company earns advisory and custodial fees under the managed accounts program and, in turn, pays a portion of the advisory fees to its investment adviser representatives.

The Company has been approved by the Internal Revenue Service ("IRS") under applicable tax code provisions to act as a nominee custodian solely for federal income tax purposes for certain funds. The Company receives annual custodial fees in this capacity.

The Company consists entirely of one operating segment that serves consumers in the United States.

Basis of Presentation

We prepare our financial statements in accordance with U.S. generally accepted accounting principles ("GAAP"). These principles are established primarily by the Financial Accounting Standards Board ("FASB"). The preparation of financial statements in conformity with GAAP requires us to make estimates and assumptions that affect the reported financial statement balances as well as the disclosure of contingent assets and liabilities and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management considers available facts and knowledge of existing circumstances when establishing estimated amounts included in the financial statements. Current market conditions increase the risk and complexity of the judgments in these estimates. The most significant item that involves a greater degree of accounting estimates subject to change in the future is the valuation of securities owned.

The Company claims the (k)(2)(i) exemption to the requirements of Rule 15c3-3 per FINRA's written instruction, even though, in certain instances, the Company does not promptly forward customer checks to third-party fund companies and variable insurance issuers. In these instances, the Company segregates funds equal to the amount of checks not yet remitted or returned to the customer. These customer checks are made payable to the third-party fund companies and variable insurance issuers and the Company cannot endorse or negotiate the checks under any circumstances.

Securities Owned

Securities owned are classified as trading securities and primarily consist of fixed-maturity and asset-backed securities, which are carried at fair value. Changes in fair value of trading securities are included in net investment income in the period in which the change occurs.

Purchases and sales of securities are recorded on a trade-date basis. We use the specific-identification method to determine realized gains or losses from securities sales and report the realized gains or losses in net investment income in the accompanying statement of earnings.

Cash Equivalents

The Company considers all highly liquid securities purchased with a maturity of 90 days or less to be cash equivalents. Cash equivalents at December 31, 2014 include money market funds totaling approximately $27.6 million.

Accounts Receivable from Representatives

The Company advances commissions to individual agents on certain sales. Such advances are reduced as the related commissions are earned. Accounts receivable from representatives represent amounts due from agents for the advances, as well as licensing fees and commission reversals. Losses from such receivables are indemnified by other agents.

Contract Buyout

In July 1995, the Company paid a lump-sum contract termination fee to Management Financial Services, Inc. The amortization of this contract buyout is calculated on a straight-line basis over 24 years and 4 months, which represents the life of the associated noncompete agreement. No events have occurred during 2014, and no factors exist as of December 31, 2014 that would indicate that the net carrying value of this asset may not be recoverable or will not be used throughout its estimated useful life.

Income Taxes

The Company accounts for income taxes using a benefit-for-loss approach to the allocation of current taxes, whereby tax benefits resulting from operating losses or other tax attributes, which will be realized by other members of the consolidated group, go to the benefit of the Company. Using this method, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Fair Value of Financial Instruments

The carrying amounts for cash and cash equivalents, restricted cash, due from mutual funds, accounts receivable from representatives, affiliate receivables and payables, accrued investment income, commissions payable to representatives, and accounts payable and accrued expenses approximate their fair values due to the short-term nature of these instruments. Securities owned represent various investments in corporate fixed-maturity and asset-backed securities, which are carried at fair value.

Distribution Costs Receivable

Distribution costs receivable represent commissions paid to agents for sales of certain Class B mutual fund shares. Distribution costs receivable are recovered over 96 months through various fees charged to the mutual fund shareholders. These costs are amortized over the same period as recovered. No events have occurred during 2014, and no factors exist as of December 31, 2014 that would indicate that the net carrying value of this asset may not be recoverable or will not be used throughout its estimated useful life.

New Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606) ("ASU 2014-09"). ASU 2014-09 clarifies the principles for recognizing revenue by establishing the core principle that an entity should recognize revenue to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 also requires additional disclosure about the nature, amount, timing and uncertainty of revenue that is recognized. The amendments in ASU 2014-09 are effective retrospectively for the Company beginning in fiscal year 2017. Early adoption is not permitted. We are still in the process of evaluating the potential impact of the guidance in ASU 2014-09.

During 2014, various accounting standard setting bodies, including the FASB, have been actively issuing updated and new guidance. Recent accounting guidance not discussed was not applicable, was immaterial to the Company's financial statements, or did not have a material impact on our business.

(2) Securities Owned

Securities owned, at fair value, as of December 31, 2013 were as follows:

	Fair value	Carrying amount
Corporate fixed-maturity securities	$ 6,020,324	$ 6,020,324
Asset-backed securities	1,690,190	1,690,190
Total securities owned	$ 7,710,514	$ 7,710,514

All of our asset-backed securities represent variable interests in variable interest entities (VIEs). We are not the primary beneficiary of these VIEs because we do not have the power to direct the activities that most significantly impact the entities' economic performance. The maximum exposure to loss as a result of our involvement in these VIEs equals the carrying value of the securities.

Fair value is the price that would be received to sell an asset in an orderly transaction between market participants at the measurement date. Fair value measurements are based upon observable and unobservable inputs. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect our view of market assumptions in the absence of observable market information. We classify and disclose all invested assets carried at fair value in one of the following three categories:

- Level 1 – Quoted prices for identical instruments in active markets. Level 1 primarily consists of financial instruments whose value is based on quoted market prices in active markets.

- Level 2 - Quoted prices for similar instruments in active markets; quoted prices for identical or similar instruments in markets that are not active; and model-derived valuations in which all significant inputs and significant value drivers are observable in active markets. Level 2 includes those financial instruments that are valued using industry-standard pricing methodologies, models or other valuation methodologies. Various inputs are considered in deriving the fair value of the underlying financial instrument, including interest rate, credit spread, and foreign exchange rates. All significant inputs are observable, or derived from observable information in the marketplace or are supported by observable levels at which transactions are executed in the marketplace.

- Level 3 – Valuations derived from valuation techniques in which one or more significant inputs or significant value drivers are unobservable. Level 3 consists of financial instruments whose fair value is

estimated based on industry-standard pricing methodologies and models using significant inputs not based on, nor corroborated by, readily available market information.

As of the reporting period, all assets recorded at fair value are classified in their entirety based on the lowest level of input (Level 3 being the lowest) that is significant to the fair value measurement. Significant levels of estimation and judgment are required to determine the fair value of certain of our investments. The factors influencing these estimations and judgments are subject to change in subsequent reporting periods.

In assessing fair value of our investments, we use a third-party pricing service. We perform internal reasonableness assessments on fair value determinations within our portfolio throughout the quarter and at quarter-end including pricing variance analyses and comparisons to alternative pricing sources and benchmark returns. If a fair value appears unusual relative to these assessments, we will reexamine the inputs and may challenge a fair value assessment made by the pricing service. If there is a known pricing error, we will request a reassessment by the pricing service. If the pricing service is unable to perform the reassessment on a timely basis, we will determine the appropriate price by corroborating with an alternative pricing service or other qualified source as necessary. We do not adjust quotes or prices except in a rare circumstance to resolve a known error.

All of our securities owned as of December 31, 2014 were classified as Level 2. There were no transfers between Levels 1, 2 or 3 during 2014.

(3) Income Taxes

Deferred income taxes are recognized for the future tax consequences of temporary differences between the financial statement carrying amounts and the tax bases of assets and liabilities. The tax effects of temporary differences that give rise to the net deferred tax asset at December 31, 2014 are presented below:

Deferred tax assets:		
State income taxes	$	1,725,255
Accrued expenses		3,523,837
Intangible assets		310,760
Other		270,284
Total deferred tax assets		5,830,136
Deferred tax liabilities:		
Distribution costs		(720,923)
Intangible assets		(1,446,821)
Total deferred tax liabilities		(2,167,744)
Net deferred tax asset	$	3,662,392

There was no deferred tax asset valuation allowance at December 31, 2014. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Management considers the scheduled reversal of deferred tax liabilities, projected future taxable income, and tax planning strategies in making this assessment. Management believes that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

The following is a rollforward of the Company's unrecognized tax benefits:

Balance, January 1, 2014	$	6,105,484
Increase (decrease) in unrecognized tax benefit – prior period		(16,323)
Increase (decrease) in unrecognized tax benefit – current period		526,851
Reductions in unrecognized tax benefits as a result of a lapse in statute of limitations		(1,416,039)
Balance, December 31, 2014	$	5,199,973

The total amount of unrecognized tax benefits at December 31, 2014 that, if recognized, would affect the Company's effective tax rate was approximately $3.2 million.

The total amounts of accrued interest and penalties in the Company's statement of financial condition as of December 31, 2014 were approximately $1.0 million.

The Company is a party to a tax separation agreement that includes a tax indemnification agreement, which was negotiated and executed as part of the separation in 2010 from Citigroup, Inc. (together with its affiliates, "Citigroup"). The indemnification requires Citigroup to cover income tax liabilities and associated interest incurred by the Company for any consolidated, combined, or unitary returns for periods that end on or prior to the separation. As of December 31, 2014, the Company has a Citigroup tax indemnification asset of approximately $1.3 million. Any consolidated, combined, or unitary tax liabilities not covered by the tax indemnification agreement are payable to the Parent. As of December 31, 2014, income taxes of approximately $394,100 are receivable from the Parent.

The only event reasonably possible to occur within 12 months of the reporting date is the addition of the most recent year to the Company's tax contingency reserves and the release of the oldest year for which taxes are reserved. The projected net movement in the Company's tax contingency reserves resulting from this projected movement is not considered to be material to the Company.

The Company is currently open to audit by the IRS for the years 2009 and thereafter for federal income tax purposes.

(4) Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Net Capital Requirement for Brokers or Dealers, as mandated by Rule 15c3-1 of the Exchange Act. This regulation requires the maintenance of minimum "net capital" of the greater of $250,000 or 6-2/3% of aggregate indebtedness. The regulation also requires that the ratio of aggregate indebtedness to net capital, as those terms are defined, not exceed 15-to-1. At December 31, 2014, the Company had net capital of approximately $15.7 million, which was approximately $13.7 million in excess of its required net capital of approximately $2.0 million. The Company's aggregate indebtedness to net capital ratio was 1.91-to-1.

(5) Liabilities Subordinated to the Claims of General Creditors

At December 31, 2014, the Company had no liabilities that were subordinated to the claims of general creditors.

(6) Related-Party Transactions

The Company purchases computer services, programming services, electronic media resources, and printing services from affiliates to support its brokerage operations. The Company also incurs a management fee relating to certain shared general and administrative expenses allocated by an affiliate, Primerica Life Insurance Company ("PLIC"). As of December 31, 2014, the Company recorded a liability of approximately $3.1 million for

the amount owed to PLIC for these arrangements, which is included in payables to affiliates in the accompanying statement of financial condition.

The Company has an arrangement in which it receives cash on behalf of Primerica Financial Services, Inc. ("PFS"), an affiliate, for commission income and pays all related expenses for sales of variable annuities, ultimately remitting the net amount to PFS. The Company also makes income tax installment payments on behalf of PFS. The Company receives a management fee to offset the general and administrative costs incurred as part of this arrangement. As of December 31, 2014, the Company recorded a liability of approximately $811,000 for the net amount owed to PFS under these arrangements, which is included in payables to affiliates in the accompanying statement of financial condition.

The Company also receives a management fee to offset the cost of shared general and administrative expenses incurred on behalf of PSS. As of December 31, 2014, the Company recorded a receivable of $2.2 million for net amounts due from PSS, which is included in receivables from affiliates in the accompanying statement of financial condition.

The Company paid dividends of $22.0 million to the Parent during 2014, consisting entirely of cash.

(7) Commitments and Contingent Liabilities

The Company is involved from time to time in legal disputes, regulatory inquiries and arbitration proceedings in the normal course of business. These disputes are subject to uncertainties, including indeterminate amounts sought in certain of these matters and the inherent unpredictability of litigation. As such, the Company is unable to estimate the possible loss or range of loss that may result from these matters unless otherwise indicated.

Beginning in late 2011, numerous FINRA ("Financial Industry Regulatory Association") arbitration claims were filed, along with lawsuits in Florida state courts, against the Company and certain of its registered representatives seeking damages arising from the allegation that the representatives improperly recommended that the claimants transfer their retirement benefits from the Florida Retirement System's defined benefit plan to its defined contribution plan.

In January 2014, the Company entered into a memorandum of understanding to resolve this litigation. As of December 31, 2013, we had established a contingent liability for $9.3 million for the fair value of estimated benefits to be paid to the settling claimants through deferred payments that would begin in 2024 (the "deferred annuity settlement") and approximately $6.4 million for estimated related costs, including awards relating to prior arbitrations, other potential settlements, and the payment of claimants' attorneys' fees and expenses. The memorandum of understanding required that a certain percentage of claimants agree to the settlement. By April 2014, a required percentage of claimants had signed settlement agreements and releases. In June 2014, in accordance with the memorandum of understanding and claimant settlement agreements and releases, we reached an agreement with an independent third party to assume the liability for the deferred annuity settlement and paid cash consideration approximately equal to the contingent liability that had been recorded to fund the benefits. With this agreement, the Company is no longer obligated to manage or make payments related to the deferred annuity settlement and has not guaranteed the liability assumed by the third party. As of December 31, 2014, the contingent liability remaining was approximately $0.5 million for deferred benefit payments to be made in subsequent periods and estimated related costs.

(8) Restricted Cash

To more efficiently serve its customers, the Company holds customer funds that are received with incomplete investment applications for longer than 24 hours while problems with the application are resolved. The Company holds certain customer funds up to 5 days and places an amount equal to 106% of the amount of the customers' funds held into a separate bank account for the exclusive benefit of customers. At December 31,

2014, the total amount of cash held in this separate account is reported as restricted cash in the accompanying statement of financial condition.

(9) Risk and Uncertainties

Investment securities are exposed to several risks, including but not limited to interest rate and credit risks. Due to the risks associated with investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and such changes could materially affect the amounts reported in the Company's financial statements.

(10) Form X-17A-5 Part II

Pursuant to SEC Rule 15c3-1, as adopted by FINRA, and as applied in conformity with generally accepted industry practices, the Company includes sales of variable annuity products in its computation of net capital. These variable annuity sales are, however, recorded in the financial records of Primerica Financial Services, Inc., an insurance agency licensed affiliate and, therefore, are not included in the accompanying financial statements and supplementary information of the Company. The schedule below details the difference between net capital, as reported in Form X-17A-5 Part II, and the accompanying statement of financial condition. The inclusion of the sales in Form X-17A-5 is consistent with the treatment afforded such sales in prior years. Additionally, the Company has relied upon SEC no-action letters concerning such treatment and continues to rely on such no-action letters unless and until instructed otherwise.

	Form X-17A-5 Part II	Variable annuity adjustments	Amortization of distribution costs receivable	Accompanying financial statements and supplementary information
Total ownership equity (including adjustments)	$ 623,833,199	$ (583,442,069)	$ -	$ 40,391,130
Nonallowable assets	(604,387,284)	580,781,906	-	(23,605,378)
Haircuts on securities	(1,049,919)	(10,639)	-	(1,060,558)
Net capital	$ 18,395,996	$ (2,670,802)	$ -	$ 15,725,194